Exhibit 99.1

This announcement does not constitute an offer to sell any of the warrants to purchase common stock which may be issued in the tender offer for the preferred stock contemplated by the recent notes offering, described in our Current Reports on Form 8-K filed with the Securities Exchange Commission on April 2, 2008 and April 4, 2008, which may be made only pursuant to the definitive tender offer documents. In connection with the tender offer, the company will file a tender offer statement on Schedule TO and related documents with the SEC. We urge security holders to read these materials when they become available because they will contain important information which should be read carefully before any decision is made with respect to the offer. When the documents are filed with the SEC, they will be available for free at the SEC’s web site at www.sec.gov and from the company, Suzanne O’Leary Lopez, 505-989-1900.

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THE FOLLOWING IS A TRANSCRIPT OF AN INTERVIEW WITH LARRY A. GOLDSTONE, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THORNBURG MORTGAGE, INC. FROM APRIL 4, 2008.

Taking Stock

New York, New York

April 4, 2008

MARGARET POPPER, ANCHOR: Thornburg Mortgage averted bankruptcy this week by raising more than a billion dollars; but it came at a big cost to existing shareholders. You’ll hear from Thornburg’s CEO, Larry Goldstone. Plus, an analyst on how you can profit from the deal.

Well, Thornburg Mortgage averted bankruptcy this week by getting one-point-three billion dollars in financing, but it was not cheap. Thornburg gave the new investors a nearly ninety-five-percent stake. On top of that, it’s going to pay an initial yield of eighteen percent. Joining us now is Thornburg’s CEO, Larry Goldstone.

Larry, welcome. I want to ask you—this is a very complicated deal and there’s one piece of it that seems to kind of hang out there as a bit unusual; and this is the senior subordinated note, which is a secured note. Seems like that wouldn’t normally be subordinated. Can you explain how that works and how this cash flow feature that seems to go to pay that off first fits into the capital structure here?

LARRY A. GOLDSTONE: Well, it is a senior subordinated security, and secured; but it does rank junior to our existing senior notes. And, so, it is not senior to our existing senior debt obligation. Both of those…

POPPER: But the cash flow, the cash flow picture…

GOLDSTONE: …both of those obligations are now secured. So, what investors may not realize is that the senior notes, in addition to the senior subordinated notes, are now the beneficiary of a secured interest as opposed to being unsecured senior notes previously.

POPPER: And what are they secured by? What are the assets?

GOLDSTONE: They are secured by the interest cash flows that come off of the company’s mortgage portfolio going forward.

POPPER: So, this is the entire…?

GOLDSTONE: So, that is the security interest that they have.

POPPER: …mortgage percent portfolio? The entire mortgage portfolio?

GOLDSTONE: Yeah, it’s correct.

POPPER: Okay.

GOLDSTONE: That is correct.

POPPER: And these are high-quality, jumbo mortgages.

GOLDSTONE: These are triple-A rated—for the most part—triple-A-rated mortgage securities backed by jumbo mortgages, yes.

POPPER: Okay, does the news that we just had about MBIA losing its credit rating—being downgraded by Fitch—does that affect the quality of any of these?

GOLDSTONE: It does not. None of our mortgage securities portfolio are guaranteed or have a credit rating that’s based upon any of the monoline insurance companies.

POPPER: Okay, so, one of the things I want to understand here: you—obviously, you’ve got to keep functioning. You’ve raised enough money to stave off bankruptcy for now. But you were making some very optimistic comments to Bloomberg about the jumbo mortgage market, and I’m wondering, are you actually seeing business? I talked to Kevin Stark, who’s an investor in distressed assets, and he said when you called, or when you call the line for Thornburg, you get a quote on those mortgages that’s much higher than the competition right now, because your cost of capital is so high.

GOLDSTONE: Well, we have had to curtail the majority of our loan origination activities over the last four to six weeks. But now that we have recapitalized the company, now that we have got an agreement in place with our lenders, such that we are not going to be subject to, uh, margin calls on our reverse repurchase agreement debt, we are now going to be able to restart our loan origination and loan funding network. And, at some point, as we clear out our back log…

POPPER: But do you actually have the cash to do that? Do you actually have the cash to make loans?

GOLDSTONE: We do.

POPPER: How much?

GOLDSTONE: We have commitments for warehouse financing agreements of up to seven hundred million dollars. We have a hundred and fifty million dollars in working capital; and we have a liquidity facility of another three hundred and fifty million dollars.

POPPER: So, Larry…

GOLDSTONE: So, all told, we think we can easily support a five-hundred to seven-hundred-and-fifty-million-dollar mortgage pipeline going forward.

POPPER: And how long do you have to hold on before you start to get business back to normal?

GOLDSTONE: Well, in August and in September of last year, it took us three or four months to restart our origination business and begin to see some very, very positive momentum. But, by the time we got into the December and January timeframe, our business was actually reaching levels that were exceeding what they were prior to August of 2007. My sense is it’s going to probably take us a couple of more months. We have to rebuild confidence again; we have to rebuild our franchise and our relationships again. But I am highly confident we’re going to be able to do that, because, truthfully we are one of the few jumbo and super jumbo mortgage lenders left in the business today.

POPPER: But how long does it take for your financing costs to come down to a level where you can actually be profitable doing this? I mean, if you’re quoting nine-and-a-quarter interest rate for jumbo mortgages, and somebody can call Chase and get, you know, six or seven, why would they go to you?

GOLDSTONE: Our funding cost is not based upon the nine-and-a-quarter percent. Our funding cost is based upon the securitization execution we can get in the marketplace; and that’s somewhere in the neighborhood of six percent, give or take a little bit in today’s environment. And, so, consequently, as we clear out our loan pipeline, you’ll begin to see our mortgage rates come back down as we begin to encourage business as opposed to what we’ve been doing over the last month, which has been to discourage business.

POPPER: Okay, and in terms of the marketplace, what is your sense of the appetite out there? We are going into a recession. This seems like an un-advantageous time to be lending big loans for big houses.

GOLDSTONE: Well, actually, the markets that we lend in and the clientele that we lend in continues to be a fairly stable segment of the market. Our average loan size is a million dollars; our average home value is a million and a half to two million dollars. We tend to lend in the major metropolitan areas – Manhattan, Greenwich, Connecticut, San Francisco, coastal areas along California – and those markets continue to do very, very well.

POPPER: Now, our most…

GOLDSTONE: A segment of the mortgage market that’s not doing so well is, really, the three-hundred-thousand-dollar and lower home segment of the market.

POPPER: Now, in that category, are most of the homes that you’re lending for – are they primary residences or a bunch of these secondary residences for very wealthy people? And those people have been hit by the stock market. Might they sell some of these properties?

GOLDSTONE: Well, they might. The majority of our loans, though, are for single-family, owner-occupied, primary residences. That would constitute somewhere between—around seventy-five percent of the loans that we do. For the Baby Boomer Generation and for the retiring generation who also want a second home or a vacation home we do facilitate mortgage loans for those folks as well.

And, truthfully, the stock market is not down all that much. I mean, it’s down, maybe, ten percent from its peak. So, the stock market has not been doing that poorly in diversified portfolios.

POPPER: All right. I want to get back to this deal again – I threw a bunch of questions, yeah, at you [laughs] when we came out of the box here just ‘cause it’s so complicated, I’m so interested in it. Explain to me this primacy of cash flow feature that goes with…

GOLDSTONE: Well, let me break this into three component parts, because the security that we issued in this transaction really has three component parts. There is a secured note. It bears an interest rate of eighteen percent today. But, upon successful tender of our preferred stock and successful vote to authorize an increase in the number of shares that the company can issue, the interest rate on that note will drop to twelve percent.

The second component is warrants. All of the investors who bought the secured notes also get warrants to buy common stock at one penny a share.

The third component is a component that only becomes effective if, in fact, we do not successfully tender for the preferred stock, and we do not successfully increase the authorized number of shares. That’s called a Principal Participation Agreement; and that Principal Participation Agreement comes into effect a year from today, when our loan—or, or our override agreement, which is the agreement with our lenders, expires. And that allows the secured subordinate note holders and the senior note holders to participate and capture the principal payments on our mortgage portfolio. So, those are the three component parts.

POPPER: Okay, so, in essence, are you structuring that debt in a way that forces the current shareholders to tender? Because, obviously, they are being diluted down to about five percent of the company at this point; so they need, potentially, a little nudge to get them to take this deal.

GOLDSTONE: Right. Well, what we need from the common shareholders is for them to vote to increase the authorized number of shares. We are not tendering for common stock. What we need from the preferred stockholders is for them to tender their preferred shares. And, yes, there is a nudge in place to incentivize them to want to tender their shares and to become common equity holders. Because, ultimately, we think that’s where the upside potential is going to be, anyway.

POPPER: And is your sense that you’re going to get enough shareholders to authorize this and that you’re actually going to be successful in this financing?

GOLDSTONE: Well, we certainly hope so; and we certainly think that the incentives are in the right place for everyone in the capital structure today to cooperate as we move forward. If everybody cooperates, we think that there is significant upside for those investors, based upon where we are today, and certainly better than where we would have been had we not raised this new capital.

If they don’t cooperate and participate and if they don’t authorize and tender what we need to have done, then, in fact, the returns that they’re going to be able to experience are going to be greatly diminished over time.

POPPER: Well, Larry Goldstone, thank you so much for coming to us and describing this very complicated and very fortuitous deal. Larry Goldstone, CEO of Thornburg Mortgage.